Issuer Free Writing Prospectus
Filed Pursuant To Rule 433
Registration File No. 333-268618

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Help ensure that your clients can keep the plans they've made.


68%

68% of life insurance owners say they feel financially secure

Source: 2022 Insurance Barometer Study. LIMRA and Life Happens, April 2022.

Brighthouse FINANCIAL® | Build for what's ahead®



We Can't Predict the Future – But You Can Help Your Clients Prepare for It

Helping your clients build for the future can be accomplished with multiple financial products and strategies. Brighthouse SmartGuard Plus℠ is an index-linked universal life insurance policy that offers more than death benefit protection.

While Brighthouse SmartGuard Plus doesn't invest directly in any index, this product offers Indexed Accounts that provide growth opportunities up to a Cap Rate and a level of protection during down markets by tracking the performance of a chosen index or indices. And after the policy has been in force for at least 10 years, our Guaranteed Distribution Rider allows your clients to take guaranteed payments from the policy's cash value to supplement their retirement income.

Introducing Brighthouse SmartGuard Plus℠ Life Insurance

Growth Opportunities and a Level of Protection

Grow policy values by participating in index-linked growth opportunities with a level of protection from market loss to help meet future goals.[1]

Guaranteed Distribution Payments

This life insurance product provides a source of tax-advantaged guaranteed Distribution Payments that will never fall below a guaranteed minimum amount.[2]

Guaranteed Death Benefit

Brighthouse SmartGuard Plus helps provide security for loved ones through a guaranteed death benefit that's generally income tax free.[3]

Scan the QR code to visit **brighthousefinancialpro.com** and learn how Brighthouse SmartGuard Plus can help your clients prepare for a more secure financial future. To connect with your wholesaler, call the Sales Desk at **(855) 861-5300.**

For Financial Professional Use Only. Not For Public Distribution.

[1] Brighthouse SmartGuard Plus is an index-linked life insurance product, which means it tracks the performance of one or more market indices and does not invest directly in the markets. Once Distribution Payments begin, all policy values are transferred to the Fixed Account, and there is no further participation in index-linked market performance.

[2] Available after the 10th policy year, Distribution Payments under the Guaranteed Distribution Rider (GDR) are in the form of policy loans and can significantly reduce the unloaned cash value and death benefit amount. When the cash value reaches zero, the GDR will continue to support the availability of Distribution Payments. See the prospectus for more details. A policy loan is generally not treated as a taxable distribution, but exceptions may apply. Clients should consult with a tax professional.

[3] Policy loans may significantly reduce the death benefit; however, the GDR guarantees a minimum death benefit amount, assuming the policy and GDR remain in force. While the death benefit is generally income tax free, exceptions may apply. Other taxes including estate, gift, or generation-skipping transfer taxes may also apply. Clients should consult with a tax professional.

This is not an offering of any securities for sale in New York. This communication refers to Brighthouse SmartGuard Plus℠, a registered index-linked flexible premium adjustable life insurance policy with a Guaranteed Distribution Rider (GDR) issued by, with product guarantees solely the responsibility of, Brighthouse Life Insurance Company, Charlotte, NC 28277, on Policy Forms 5-71-22 and 5GDR-22 ("Brighthouse Financial"). Brighthouse SmartGuard Plus is distributed by Brighthouse Securities, LLC (member FINRA). All are Brighthouse Financial affiliated companies. Brighthouse SmartGuard Plus has charges, termination provisions, and terms for keeping it in force. Please contact a financial professional for complete details. Product availability and features may vary by state or firm. Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates.

Brighthouse SmartGuard Plus is registered with the Securities and Exchange Commission (SEC). Before you invest, you should read the prospectus in the registration statement and other documents Brighthouse Life Insurance Company has filed for more complete information about the company and the product. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also request a prospectus from your financial professional or directly from Brighthouse Financial at (888) 243-1932 or brighthousefinancial.com.

• Not a Deposit • Not FDIC Insured • Not Insured by Any Federal Government Agency
• Not Guaranteed by Any Bank or Credit Union • May Lose Value

2302 **BDRM1541118**
5546640.1[05/31/2024]

For Financial Professional Use Only. Not For Public Distribution.